

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 11, 2020

Marc N. Teal
Chief Financial Officer
Boston Capital Tax Credit Fund IV LP
One Boston Place, Suite 2100
Boston, MA 02108

      Re: Boston Capital Tax Credit Fund IV LP
           Form 10-K for the year ended March 31, 2019
           Filed June 20, 2019
           File No. 000-26200

Dear Mr. Teal:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Real Estate & Construction